March 8, 2006

Alison T. White, Esq.

Securities and Exchange Commission

450 5th Street, N.W.

Washington, D.C. 20549

Re:	Staff Comments to Post-Effective Amendments

Dear Ms. White:

This letter will respond to your recent verbal comments on the following filings made pursuant to Rule 485(a) under the Securities Act of 1933 (“1933 Act”):

The Guardian Separate Account Q – Post-Effective Amendment No. 9 to Form N-4; Registration Nos. 333-87468 and 811-21084

The Guardian Separate Account F – Post-Effective Amendment No. 4 to Form N-4; Registration Nos. 333-119629 and 811-9965

The Guardian Separate Account R – Post-Effective Amendment No. 4 to Form N-4; Registration Nos. 333-109483 and 811-21438

Your comments specifically referenced The Guardian Separate Account Q, but you requested that the comments apply to all three above-referenced filing where appropriate. You also requested that this letter be filed on EDGAR as correspondence, listing both Staff comment and Registrant response. Staff comments and Registrant responses follow.

1.	Please consider limiting the use of acronyms throughout the document.

Response: We have revised all three prospectuses to limit the use of acronyms, primarily in the Table of Contents and in the tables detailing the fees and expenses associated with the products.

2.	On the cover page of the Registration Statement, please revise to list the new address for the Public Reference Room of the SEC.

Response: We have revised the cover page of all three Registration Statements to reflect the following address for the SEC:

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

202-551-5850

3.	In the fee table on page 3, please specify the range of state and local premium taxes in a footnote to the table.

Response: We have revised the fee table in all three prospectuses with a footnote on page 3 that reads:

“If you reside in a state that requires us to deduct a premium tax, this tax can range from 0.5% to 3.5% of the contract accumulation value, depending on the state requirements.”

4.	In the fee table on page 3, please use a smaller font for footnote 1, or alternatively, put the footnote in the table.

Response: We have revised the fee table in all three prospectuses to put footnote 1 information in the table.

5.	In the fee table on page 3, please reverse the listing from:

“Currently, none

(may charge $25 for each transfer)”

to

“May charge $25 for each transfer

(currently, none)”

Response: This revision has been made in all three prospectuses.

6.	In the fee table on page 3, in the Contingent Deferred Sales Charge section, please change “4% declining annually, see Note (1)” to “4% declining annually [1]”.

Response: This revision has been made in all three prospectuses.

7.	For the Expense Examples on page 5, please confirm that Chart 1 is the “most expensive way to purchase the contract.” Revise if necessary.

Response: We have confirmed that the most expensive way to purchase the contract is by purchasing it with a combination of riders that includes the Spousal Continuation Guaranteed Minimum Withdrawal Benefit Rider or by purchasing the Spousal Continuation Guaranteed Minimum Withdrawal Benefit Rider individually, depending on the product. We have revised the Expense Examples in all three prospectuses accordingly.

8.	Please provide supplemental back-up documentation for the Year 1 calculations for Charts 1 and 2 in the Expense Examples on page 5.

Response: Supplemental information detailing these calculations for all three products is attached as Exhibit 1.

9.	For The Guardian Separate Account F product (CXC), please confirm that the figures in the Expense Examples on page 5 do not include any incremental increase in fees due to the bonus.

Response: We have confirmed that these figures do not include any incremental increase in fees due to the bonus.

10.	In the GMWB section beginning on page 48, please consider adding numerical examples in the appropriate sections.

Response: We discussed the possibility of adding numerical examples and decided that any examples we are prepared to demonstrate at this time would be overly simplistic and would not necessarily be helpful to a potential contractowner. However, we will evaluate numerical examples for possible addition to our prospectuses for next year’s post-effective update season.

11.	In the GMWB section on page 59, please fix the typographical error at the End of the last paragraph to read: “Any reset of the GWA will also result in a [reset] of the LWA, if applicable.”

Response: This typographical error has been corrected in all three prospectuses.

12.	In the GMWB section on page 64, please add disclosure as to how GIAC determines “life expectancy” for the life expectancy distributions described in the first full paragraph.

Response: The following sentence has been added after the first sentence in that paragraph in all three prospectuses “These life expectancy distributions are determined using the applicable life expectancy table as published by the Internal Revenue Service.”

13.	In the “How We Calculate Unit values” on page 79, please conform disclosure to the requirements of Rule 22c-1(b).

Response: We deleted the phrase “and GIAC is open for business” from the end of the last sentence in the first paragraph in this section in all three prospectuses. This sentence now reads: “We calculate unit values at the close of business of the New York Stock Exchange, usually at 4:00 p.m. Eastern time, each day the Exchange is open for trading.”

14.	Pursuant to Rule 483(b), please re-file powers of attorney that reference the registration statement file number for The Guardian Separate Account F (CXC).

Response: These powers of attorney will be filed with the Rule 485(b) post-effective amendment filing for this registration statement, to be made on or before March 13, 2006.

The Registrant acknowledges the following:

The Registrant is responsible for the adequacy and accuracy of the disclosure in any subsequent Post-Effective Amendment filing made pursuant to Rule 485(b) under the 1933 Act;

Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Securities and Exchange Commission (“Commission”) from taking any action with respect to the filing; and

the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I trust this response letter addresses the concerns expressed by your recent comments. Please contact me at 212-598-7177 if you have any questions or concerns. Thank you for your consideration.

Sincerely,

/s/ Stephanie Susens
Stephanie Susens Counsel

CXC	3/7/2006	Prospectus Expense Calculation For 03-2006	with SCGMWB
Growth Rate	0.05	Fund with lowest, highest expense and BC
Fund with lowest, highest expense, BC, and SCGMWB rider
Surr Charge = .04,.03,.03,.02,.02,.0		No investment credit given
M&E = .0175	0-4 yr
M&E = .0165	4+ yr

BC
0-4 yr	0.0175
4+ yr	0.0165
Difference	0.0010
SCGMWB fee = .0075*SCGMWB Base
same separate account as C+C no EB, CAEDB

SEPARATE ACCOUNT F

Highest Expense (Bailllie Gifford Emerging Market Fund) Basic Contract and SCGMWB
Operating Expense	0.01510
M&E Charge BC	0.01750		Charge for SCGMWB included below in calculation of Charge with SCGMWB
Total years 0-4	0.03260
Total years 4+	0.03160
Contract Expense	35
		1
Accumulation Fund	10,000.00	10,500.00
GMWB Base		10,700.00
Charges with SCGMWB		457.55
Amount Available For Annuitization		10,042.45
		457.55
Exp without Surr		458
Surr Chg		360
Exp with Surr		818

Lowest Expense (GUARDIAN VC 500 Index Fund) Basic Contract and SCGMWB
Operating Expense	0.00370
M&E Charge BC + 2 Riders	0.01750
Total years 0-4	0.02120
Total years 4+	0.02020
Contract Expense	35
		1
	10,000.00	10,500.00
SCGMWB Base		10,700.00
Charges with SCGMWB		337.85
Amount Available For Annuitization		10,162.15
		337.85
Exp without Surr		338
Surr Chg		360
Exp with Surr		698

Income Access	3/7/2006	Prospectus Expense Calculation For 03-2006	with SCGMWB
Growth Rate	0.05	Fund with highest, lowest expense and BC
		Fund with highest, lowest expense and 3 Riders (CAEDB, EB) and SCGMWB
Surr Charge = 4%, 4%, 3%,2%		Use 50 bp CAEDB rider

			w EB
	BC	w CAEDB	and CAEDB
0-7 yr	0.0175	0.0225	0.0250
7+ yr	0.0120	0.0170	0.0195
Difference			0.0055
SCGMWB fee =	.0075 X SCGMWB base

SEPARATE ACCOUNT Q

Highest Expense (Baillie Gifford Emerging Market Fund) Basic Contract and 3 Riders
Operating Expense	0.01510
M&E Charge BC + 2 Riders	0.02500		Charge for GMWB included below in calculation of Charge for 2 riders and GMWB
Total with BC +2, years 0-7	0.04010
Total with BC +2, years 7+	0.03460
Contract Expense	35
		1
Accumulation Fund	10,000.00	10,500.00
SCGMWB Base		10,700.00
Charge for 2 riders and SCGMIB		536.30
Amount Available For Annuitization		9,963.70
		536.30
Exp without Surr		536
Surr Chg		360
Exp with Surr		896

Lowest Expense (GUARDIAN VC 500 Index Fund) Basic Contract and 3 Riders
Operating Expense	0.00370
M&E Charge BC + 2 Riders	0.02500
Total with BC +2, years 0-7	0.02870
Total with BC +2, years 7+	0.02320
Contract Expense	35
		1
Accumulation Fund	10,000.00	10,500.00
SCGMWB Base		10,700.00
Charge for 2 Riders and SCGMWB		416.60
Amount Available For Annuitization		10,083.40
		416.60
Exp without Surr		417
Surr Chg		360
Exp with Surr		777

Asset Builder	3/7/2006	Prospectus Expense Calculation For 03-2006	with SCGMWB
Growth Rate	0.05	Fund with lowest, highest expense and BC
		Fund with lowest, highest expense and 3 Riders (CAEDB, EB) and SCGMWB
Surr Charge = .08,.07,.06,.05,.04,.03,.02		Use 50bp CAEDB rider

M&E with 2 riders =	0.022
SCGMWB fee =	.0075 x SCGMWB Base

	BC	CAEDB	EBR	Total
all years	0.0145	0.0050	0.0025	0.0220
M&E not reduced in later years

SEPARATE ACCOUNT R

Highest Expense (Bailllie Gifford Emerging Market Fund) Basic Contract and 2 Riders and SCGMWB
Operating Expense	0.01510
M&E Charge BC + 2 Riders	0.02200		Charge for SCGMWB included below in calculation of Charge for 2 riders and SCGMWB
Total with BC+2 Riders	0.03710

Contract Expense	35
		1
Accumulation Fund	10,000.00	10,500.00
SCGMWB Base		10,700.00
Charges with 2 riders + SCGMWB		504.80
Amount Available For Annuitization		9,995.20
		504.80
Exp without Surr		505
Surr Chg		680
Exp with Surr		1,185

Lowest Expense (GUARDIAN VC 500 Index Fund) Basic Contract and 2 Riders and SCGMWB
Operating Expense	0.00370
M&E Charge BC + 2 Riders	0.02200
Total with BC +2 Riders	0.02570

Contract Expense	35
		1
Accumulation Fund	10,000.00	10,500.00
SCGMWB Base		10,700.00
Charges with 2 riders + SCGMWB		385.10
Amount Available For Annuitization		10,114.90
		385.10
Exp without Surr		385
Surr Chg		680
Exp with Surr		1,065